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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-22996


                           NOTIFICATION OF LATE FILING


(Check one):       (x) Form 10-K            ( ) Form 11-K      ( ) Form 20-F
                   ( ) Form 10-Q            ( ) Form N-SAR

                    For period ended:       June 30, 2002

         (  )  Transition Report on Form 10-K
         (  )  Transition Report on Form 20-F
         (  )  Transition Report on Form 11-K
         (  )  Transition Report on Form 10-Q
         (  )  Transition Report on Form N-SAR

                  For the transition period ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:          GILMAN + CIOCIA, INC.

Former name if applicable:

Address of principal executive office (Street and Number):   11 Raymond Avenue

City, State and Zip Code:  Poughkeepsie, NY 12603



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                                     PART II

                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The registrant can not file its report on 10-K for the year ended June 30, 2002 on a timely basis because it has encountered difficulties in compiling certain information to be included in the form 10-K, largely because it only recently retained its new independent auditors, Grant Thornton LLP ("Grant Thornton") and the fiscal year end audit was only begun by Grant Thornton in mid-September. In addition, the Registrant has recently undergone a change in senior management which has made compiling the requisite information more difficult. The Registrant anticipates that the filing will be made as required under Rule 12b-25
          (b) (2) (ii).


                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Ted Finkelstein                 (845)                      471-4457
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          (Name)                   (Area Code)             (Telephone Number)


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(2)  Have all other periodic reports required under Section 13 or 15(d) or the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           (X) Yes          ( ) No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           ( ) Yes          (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              GILMAN + CIOCIA, INC.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 2002           By:   /s/ Michael P. Ryan
                                       ------------------------------
                                       Name:  Michael P. Ryan
                                       Title: President